                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 9)1

                                   ALLOY INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   019855 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 13, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE. The Schedules  filed in paper format shall include a signed  original and five copies of the schedule,  including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

--------

1      The  remainder  of this cover  page  shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 2 of 19 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                7,439,082 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                7,439,082 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     7,439,082 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 3 of 19 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 4 of 19 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                7,439,082 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                7,439,082 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     7,439,082 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 5 of 19 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                7,439,082 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                7,439,082 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     7,439,082 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 6 of 19 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                7,439,082 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                7,439,082 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     7,439,082 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 7 of 19 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                7,439,082 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                7,439,082 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     7,439,082 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 8 of 19 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                7,440,332(1) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                7,440,332(1) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     7,440,332(1) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(1)  Includes  1,250 shares of Common Stock  underlying  options  granted to Mr.
     Feshbach that are exercisable within 60 days of the date hereof.

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 9 of 19 Pages
---------------------------                       ------------------------------

            The following  constitutes  Amendment  No. 9 ("Amendment  No. 9") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 9, the Schedule 13D remains in full force and effect.

            "ITEM 4. PURPOSE OF  TRANSACTION"  IS HEREBY  AMENDED TO INCLUDE THE
FOLLOWING AT THE END OF THE PENULTIMATE PARAGRAPH OF ITEM 4:

            In addition,  as  described  in Item 6 hereto,  the Company and MLFI have  entered  into a letter  agreement  whereby  MLFI has agreed to  backstop a contemplated  $20 million  rights  offering of shares at an exercise  price that would be equivalent to a $175 million  pre-money  valuation of a yet to be named entity  that the  Company  would  create  and to which it would  contribute  its merchandise business upon certain conditions.

            THE FIRST  PARAGRAPH OF ITEM 5(a) IS HEREBY  AMENDED AND RESTATED AS
FOLLOWS:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  43,179,579  Shares  outstanding,  which is the total number of Shares outstanding reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended  January 31, 2005,  as filed with the  Securities  and
Exchange Commission on April 18, 2005.

            THE  FOLLOWING  PARAGRAPH  SHOULD  BE  ADDED  AT THE END OF "ITEM 6.
CONTRACTS,   AGREEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS   WITH  RESPECT  TO
SECURITIES OF THE ISSUER."

            The Company and MLFI have  entered into a letter  agreement  whereby
MLFI has agreed to backstop a contemplated $20 million rights offering of shares at an  exercise  price  that would be  equivalent  to a $175  million  pre-money valuation of a yet to be named entity that the Company would create and to which it would  contribute  its  merchandise  business  upon  certain  conditions.  No decision has been made by the Company to proceed with the rights offering.

            THE  FOLLOWING  EXHIBIT  SHOULD BE ADDED TO "ITEM 7.  MATERIAL TO BE
FILED AS EXHIBITS."

            Letter Agreement dated April 13, 2005 between the Company and MLFI.

             [The remainder of this page was purposely left blank.]

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 10 of 19 Pages
---------------------------                       ------------------------------

                                   SIGNATURES

       After  reasonable  inquiry and to the best of his  knowledge  and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: April 25, 2005

                                            /s/ Matthew L. Feshbach
                                           -------------------------------------
                                           MATTHEW L. FESHBACH

                                           MLF INVESTMENTS, LLC

                                           By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name:  Matthew L. Feshbach
                                               Title: Managing Member

                                           MLF PARTNERS, L.P.

                                           By: MLF Capital Management, LP,
                                               General Partner

                                           By: MLF Holdings, LLC,
                                               General Partner

                                           By:  /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name:  Matthew L. Feshbach
                                               Title: Managing Member

                                           MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                           By: MLF Cayman GP, Ltd.
                                               Title: General Partner

                                           By: MLF Capital Management, L.P.
                                               Sole shareholder

                                           By: MLF Holdings, LLC,
                                               General Partner

                                           By:  /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name:  Matthew L. Feshbach
                                               Title: Managing Member

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 11 of 19 Pages
---------------------------                       ------------------------------

                                           MLF CAYMAN GP, LTD.

                                           By:  MLF Capital Management, L.P.
                                                Sole shareholder

                                           By:  MLF Holdings, LLC,
                                                General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:   Matthew L. Feshbach
                                              Title:  Managing Member

                                           MLF CAPITAL MANAGEMENT, L.P.

                                           By: MLF Holdings, LLC
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                           MLF HOLDINGS, LLC

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 12 of 19 Pages
---------------------------                       ------------------------------

                                 EXHIBIT INDEX

1.    Letter Agreement dated April 13, 2005 between
      the Company and MLFI.

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 13 of 19 Pages
---------------------------                       ------------------------------

                                                                       EXHIBIT 1

                                   ALLOY, INC.
                        151 West 26th Street, 11th Floor
                               New York, NY 10001

                                 April 13, 2005

MLF Investments LLC
2401 West Bay Drive, Suite 124
Largo, FL  33770

Attention:  Matthew L. Feshbach

                 Re:  Standby Commitment of MLF Investments LLC ("MLF")
                      -------------------------------------------------

Gentlemen:

As you know,  the Board of Directors (the "BOARD") of Alloy,  Inc.  ("ALLOY") is
currently  contemplating one or more transactions  relating to its merchandising
business,   which  transactions  include,   among  others,  a  spin-off  of  its
merchandising business (the "COMPLETE SPIN TRANSACTION") or an offering or other distribution  of a portion of the equity of its  merchandising  business  to its existing  shareholders  (a "CARVE OUT," and together with the Complete Spin, the
"SPIN TRANSACTION"). The Spin Transaction, if consummated, likely would take the form of a distribution or offering by Alloy to its existing  shareholders and/or the public of common stock of a yet-to-be  created company,  which, for purposes of this letter agreement,  will be called Alloy  Merchandise  Group ("AMG").  In connection with the Spin  Transaction,  the Board also is contemplating  various options for obtaining financing for AMG to enable it to finance its contemplated growth.  Among  these  financing  options  is a  rights  offering  (the  "RIGHTS
OFFERING"),  pursuant to which Alloy  shareholders  receiving  or being  offered shares of the common stock of AMG in the Spin Transaction would also receive, at no cost,  rights to purchase  shares of AMG common  stock (the "AMG STOCK") at a specified  exercise price.  Because of the uncertainty  about the likely trading range  of  the  AMG  Stock  upon  consummation  of  the  Spin  Transaction,  the possibility that the exercise price for the rights may not be at a discount from the price of the AMG Stock at the time the Rights Offering is effected,  and the possibility  that  Alloy's  existing  shareholders  would not be  interested  in purchasing the AMG Stock, there is uncertainty at this point about AMG's ability to  successfully  consummate  the Rights  Offering.  In order to eliminate  this uncertainty,  Alloy has discussed  with MLF the  possibility  of MLF acting as a standby  purchaser  of the shares of AMG Stock not  purchased by the other Alloy stockholders in the Rights Offering.

The  purpose of this letter  agreement  is to confirm  the  agreement  of MLF to purchase  all of the shares of AMG Stock not  purchased by  Alloy's/AMG's  other stockholders.  The purchase of the AMG Stock by MLF will be effectuated upon the terms and  conditions to be set forth in a definitive  Rights  Offering  Standby
Agreement (the "STANDBY AGREEMENT") reasonably satisfactory to, and executed by,

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 14 of 19 Pages
---------------------------                       ------------------------------

Alloy,  AMG and MLF. The following is a summary of some of the major points that will appear in the Standby Agreement.

            1. ISSUER. The issuer, AMG, will be will a newly formed corporation, to  which  Alloy  will  contribute  substantially  all  of  the  assets  of  its merchandising business. AMG would also, as part of the Spin Transaction,  assume
certain   defined   liabilities   solely   related  to  the  assets  of  Alloy's
merchandising  business  contributed  to AMG, as determined in good faith by the
Board at the time of its authorization of the Spin  Transaction,  if and when it effects such authorization.

            2. TYPE OF SECURITY; EXERCISE PRICE. It is contemplated that, if the
Rights Offering is authorized and commenced,  AMG will issue, at no cost to each person or entity  holding  shares of Alloy common stock as of a to be determined record date,  rights to purchase  shares of AMG Stock at the Exercise Price (the
"RIGHTS").  It currently is contemplated  that the exercise price per share (the
"EXERCISE  PRICE") will be based on an implied pre-money equity market valuation of AMG of $175  million,  on a fully diluted  basis  calculated  pursuant to the treasury stock method.

            3.  AMOUNT  OF  OFFERING.  As  currently  contemplated,  the  Rights
Offering would result in aggregate  gross  proceeds to AMG of  $20,000,000  (the
"CONTEMPLATED  OFFERING  AMOUNT").  The Board shall have the right,  in its sole discretion,  to reduce the  Contemplated  Offering Amount by whatever amount the
Board deems advisable.

            4. EXERCISE PERIOD.  The Rights shall be exercisable for a period of not less than 16 days  following the date such Rights are issued (the  "EXERCISE
PERIOD"), or such other period as may be determined by the Board.

            5. PURCHASE  COMMITMENT;  STANDBY  COMMITMENT.  MLF hereby covenants that it shall  exercise all of the Rights  distributed  to it (the "MLF RIGHTS")
and shall  purchase  all  shares of AMG Stock  underlying  the MLF Rights at the
Exercise Price.  Additionally,  if, at the end of the Exercise Period, there are
Rights of other Alloy  stockholders  that remain  unexercised (the  "UNEXERCISED
RIGHTS"),  MLF  Agrees  that,  at the  request  of  Alloy,  and  subject  to the provisions  hereof,  it  shall  purchase  all of the AMG  Stock  underlying  all
Unexercised   Rights  at  the  Exercise  Price.  There  will  be  no  rights  of oversubscription  offered  to any  of  Alloy's  stockholders  other  than  those provided to MLF pursuant to this letter  agreement.  MLF's financial  obligation hereunder to purchase  shares of AMG Stock  underlying  the  Unexercised  Rights shall not, in the aggregate,  exceed the difference between the aggregate amount for  exercise of the AMG Stock  underlying  the MLF Rights and the  Contemplated
Offering  Amount.  AMG shall  grant  usual and  customary  demand and piggy back registration  rights to MLF in  respect  of all  shares  of AMG  Stock  acquired pursuant to the Standby Agreement.

            6. FEES.

                      a.  Commitment  Fee. If and when the Board  authorizes the
Spin Transaction, then promptly following such authorization,  MLF shall receive a non-refundable  fee of $50,000 (the "COMMITMENT  FEE") as compensation for its commitment  to  purchase  all of the AMG Stock  underlying  all the  Unexercised
Rights at the Exercise Price.

---------------------------                       ------------------------------
CUSIP No. 019855 10 5             13D                        Page 15 of 19 Pages
---------------------------                       ------------------------------

                      b.  Standby Fee. If the Rights  Offering is effected,  MLF shall be entitled to receive a  non-refundable  fee upon the  initiation  of the
Rights Offering of ten-year warrants to purchase a number of shares of AMG Stock equal to 8% multiplied  by the number of shares of AMG Stock issued  pursuant to the Rights Offering at the Exercise Price (the "STANDBY FEE").

            7. NO OBLIGATION TO COMPLETE SPIN  TRANSACTION  OR RIGHTS  OFFERING.
Nothing  contained in this letter agreement shall (i) obligate Alloy to initiate or consummate  the Spin  Transaction,  (ii) obligate Alloy or AMG to initiate or consummate the Rights Offering, or (iii) obligate Alloy or AMG to require MLF to purchase  all or any of the  shares  of AMG  Stock  underlying  the  Unexercised
Rights.  MLF shall have no obligations  hereunder if either the Spin Transaction or the Rights Offering is not consummated.

            8.  REPRESENTATIONS  AND  WARRANTIES.  The  Standby  Agreement  will contain representations,  warranties, indemnities and covenants with respect to, among other matters:

                      a. the due and valid authorization, execution and delivery of the Standby  Agreement and the authority of Alloy,  AMG and MLF in connection therewith;

                      b. that the execution, delivery and performance by AMG and
MLF of the Standby  Agreement  will not  constitute a breach of any agreement to which AMG or MLF is a party or violate any law applicable to AMG or MLF and that there is no litigation  pending or  threatened  which would effect or impair the ability of AMG or MLF to  perform  its  obligations  under and  pursuant  to the
Standby Agreement;

                      c. the due organization, valid existence and good standing of AMG and MLF, the corporate or limited  liability  company power and authority of each to own its  assets  and  properties  and  carry on its  business  in the ordinary course;

                      d. the  class,  number  and par  value of all  authorized, issued  and/or  outstanding  shares of AMG capital  stock,  all of which  issued shares  shall be fully  paid and  non-assessable,  and that AMG  shall  not have issued or  granted  or agreed to issue or grant any  warrant,  option,  right of first refusal or other right to subscribe  for or acquire in any way  whatsoever any shares of capital  stock of AMG except as shall be set forth in the Form S-1
Registration Statement relating to the AMG Stock underlying the Rights;

                      e. the material  truth,  accuracy and  completeness of all financial  statements  of or  pertaining  to AMG,  prepared in  accordance  with generally accepted accounting principles consistently applied;

                      f. the  absence  of any  required  consents  of any  third parties to the Spin Transaction, the Rights Offering or Standby Agreement or the
transactions to be consummated pursuant thereto or thereunder; and

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CUSIP No. 019855 10 5             13D                        Page 16 of 19 Pages
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                      g. such other representations and warranties as AMG or MLF may  reasonably  request  or are  customarily  found in  agreements  of the sort contemplated by the Standby Agreement.

            9. COMMISSIONS. Each party represents and warrants to the other that it has not dealt with any broker or finder in connection  with this Agreement or the transactions  provided for herein,  and that no person or entity is entitled to any brokerage or finder's fee, commission or other compensation on account of any such dealings with the warranting  party.  Each party shall indemnify,  save and hold the other  harmless from and against any and all loss,  cost or expense
(including,  without  limitation,  any and all attorneys' fees related to suits,
actions  or  judgments   incident   hereto),   whether  direct,   contingent  or
consequential,  and no matter how arising, in any way related to or arising from any breach of the representations and warranties contained in this Paragraph 9.

            10.  BINDING  NATURE:  TERMINATION.  The parties  acknowledge  that, subject  to  the  provisions  of  paragraph  7  hereof,  this  letter  agreement represents the binding  intent of the parties to proceed in accordance  with the terms  hereof and this  letter  agreement  represents  the  legally  enforceable obligations  of the parties  hereto in  accordance  with the terms  hereof.  The parties  each agree to proceed with  diligence  and in good faith to cause their respective counsel,  accountants and personnel to so proceed to draft, negotiate and  enter  into the  Standby  Agreement  and to  obtain  any and all  necessary authorizations,  consents and prior  approvals  as may be required.  This letter agreement,  and the transactions  contemplated  hereby, may be terminated if (i)
AMG or Alloy  delivers  a  written  notice  of  termination  to MLF prior to the execution  of the  Standby  Agreement;  or (ii)  the  Standby  Agreement  is not
executed and entered into on or prior to the filing with the SEC of the Form S-1
Registration Statement relating to the AMG Stock underlying the Rights. Upon any such  termination,  neither  party  hereto  shall have any  further  obligations hereunder  to the other  with  respect  to the  subject  matter  of this  letter agreement.  In addition, this letter agreement shall terminate automatically and without further action of the parties if the Spin Transaction is not consummated on or prior to December 31, 2005.

            11. COSTS AND EXPENSES.  Each party hereto shall be responsible  for all expenses incurred by it related hereto, to the Spin Transaction,  the Rights
Offering, or otherwise related to the subject matter hereof.

            12.  THIRD-PARTY  CONSENTS.  The Parties shall  cooperate  with each other in securing or  obtaining  all  authorizations,  consents,  approvals,  or clearances of any third parties or governmental  agencies, if any, necessary for the consummation of the transactions contemplated hereby.

            13. NOTICES.  Any notice required or permitted to be given hereunder shall be in writing, and shall be either (i) personally delivered,  (ii) sent by
U.S.  certified or registered mail, return receipt  requested,  postage prepaid,
(iii) sent by Federal  Express or other  reputable  common carrier  guaranteeing next business day delivery,  (iv) by electronic  mail; or (iv) by facsimile,  in any event to the respective addresses of the parties set forth below, or to such other place as any party hereto may by notice given as provided herein designate

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CUSIP No. 019855 10 5             13D                        Page 17 of 19 Pages
---------------------------                       ------------------------------

for  receipt of notices  hereunder.  Any such notice  shall be deemed  given and effective  upon  receipt or refusal of receipt  thereof by the primary  party to whom it is to be sent; provided,  however, a notice delivered by electronic mail or  facsimile  after  5:00 PM on any day  shall be deemed  received  on the next business day.

If to the Alloy or AMG:         Alloy, Inc.
                                151 West 26th Street
                                11th Floor
                                New York, NY  10001
                                Attn:  Chief Executive Officer
                                Fax: (212) 244-4311

with a copy (which shall not constitute notice) to:Richard M. Graf
                                KMZ Rosenman
                                1025 Thomas Jefferson St, NW
                                Washington, DC  20007
                                Fax: (202) 339-6058

If to MLF:                      MLF Investments LLC
                                2401 West Bay Drive, Suite 124
                                Largo, FL  33770
                                Attn:  Matthew L. Feshbach
                                Fax:

with a copy (which shall not constitute notice) to:Steven Wolosky
                                Olshan Grundman Frome Rosenzweig
                                  & Wolosky LLP
                                Park Avenue Tower
                                65 East 55th Street
                                New York, NY  10022
                                Fax: (212) 451-2222

                 14.  GOVERNING LAW. This letter  agreement shall be governed by and  construed in  accordance  with the  internal  laws of the State of New York without  reference  to  (i)  its  judicially  or  statutorily  pronounced  rules regarding  conflict  of laws or choice of law;  (ii)  where  any  instrument  is executed or delivered;  (iii) where any payment or other performance required by any such instrument is made or required to be made; (iv) where any breach of any provision  of any such  instrument  occurs,  or any  cause of  action  otherwise accrues; (v) where any action or other proceeding is instituted or pending; (vi)
the  nationality,   citizenship,  domicile,  principal  place  of  business,  or jurisdiction or organization or  domestication  of any party;  (vii) whether the laws of the forum jurisdiction  otherwise would apply the laws of a jurisdiction other than the State of New York; or (viii) any  combination  of the  foregoing.

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CUSIP No. 019855 10 5             13D                        Page 18 of 19 Pages
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Any action,  suit or  proceeding  initiated by either  party hereto  against the other party hereto under or in connection  with this letter  agreement  shall be brought  only in a state or  federal  court  located  in the  State of New York,
County  of  New  York.  Each  party  hereto  submits  itself  to  the  exclusive jurisdiction  of any such court,  waives any claims of forum non  conveniens and agrees  that  service of  process  may be  effected  on it by the means by which notices are to be given pursuant to this agreement.

                 15. ASSIGNMENT. Neither party may assign this agreement without the  prior  written  consent  of the other  party,  which  consent  shall not be withheld,  conditioned  or delayed  unreasonably.  In  addition,  MLF,  with the consent of Alloy,  which consent shall not be withheld,  conditioned  or delayed unreasonably, may assign all or a portion of its rights hereunder to one or more senior AMG executives;  provided,  that no such assignment  shall relieve MLF of any of its obligations hereunder.

                 16. INTEGRATION.  This Agreement  constitutes and comprises the entire agreement and understanding  between parties hereto as of the date hereof with  regard to the  subject  matter  hereof  and  there  are no other  prior or contemporaneous written or oral agreements,  undertakings,  promises, warranties or covenants respecting such subject matter not expressly set forth herein.

                 17.  COUNTERPARTS.  This  letter  agreement  may be executed in
counterparts   and  the   counterparts   together  will   constitute  a  single,
fully-executed original.

                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

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CUSIP No. 019855 10 5             13D                        Page 19 of 19 Pages
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Please indicate your acceptance of this proposal by executing the duplicate copy of this letter  agreement  enclosed  herewith  and  returning it to Alloy at the address indicated above.

                                     Sincerely yours,

                                     ALLOY, INC.

                                     By: /s/ James K. Johnson
                                         ------------------------
                                     Name:   James K. Johnson
                                     Title:  CFO

ACCEPTED AND AGREED TO:

MLF INVESTMENTS LLC

By /s/ Matthew L. Feshbach
   --------------------------
   Matthew L. Feshbach

   Its Chairman